AB 8/21

[redacted]

SECU 13025352 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 3 2013
WASH., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 AND ENDING 06/30/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOWERS WATSON CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 MADISON AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH L. PRAGER (212)309-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

1750 TYSONS BOULEVARD (Address) MCLEAN (City) VIRGINIA (State) 22102-4219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27

OATH OR AFFIRMATION

I, JUDITH L. PRAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOWERS WATSON CAPITAL MARKETS INC., as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

MATTHEW EILENBERG
Notary Public, State of New York
No. 4859401
Qualified in Kings County
Commission Expires April 21, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Towers Watson Capital Markets, Inc.
Financial Statements
As of and for the Fiscal Year Ended June 30, 2013
Supplemental Schedule as of June 30, 2013
And Independent Auditors' Report

Towers Watson Capital Markets, Inc.

Table of Contents

Deloitte.

Deloitte & Touche LLP
1750 Tysons Blvd.
Suite 800
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400

www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Towers Watson Capital Markets, Inc.
New York, New York

We have audited the accompanying financial statements of Towers Watson Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of Towers Watson & Co., which comprise the statement of financial condition as of June 30, 2013, and the related statements of operations, changes in shareholder's investment and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Towers Watson Capital Markets, Inc. as of June 30, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule 1 listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte + Touche LLP

August 15, 2013

Towers Watson Capital Markets, Inc.
Statement of Financial Condition
As of June 30, 2013

ASSETS

Assets:		
Cash	$	4,078,141
Security deposits		1,153
Receivable from Parent		606,644
Clearing deposits		500,009
Total Assets	**$**	**5,185,947**

LIABILITIES AND SHAREHOLDER'S INVESTMENT

Liabilities:		
Accounts payable and accrued liabilities	$	555,095
Payable to Parent		88,044
Total liabilities		643,139
Shareholder's investment:		
Common stock, $0.001 par value; 1,000 shares issued and outstanding		1
Additional paid-in capital		6,999,999
Accumulated deficit		(2,457,192)
Total shareholder's investment		4,542,808
Total Liabilities and Shareholder's Investment	**$**	**5,185,947**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Operations
For the Fiscal Year Ended June 30, 2013

Revenue	
Commissions	$ 82,137
Reimbursed client expenses	553,124
Total revenue	635,261
Expenses	
Compensation and benefits	200,744
General and administrative	246,960
Professional and subcontracted services	679,420
Total expenses	1,127,124
Operating loss	(491,863)
Other non-operating income:	
Interest income	423
Net loss before income taxes	(491,440)
Income tax benefit	172,004
Net loss	**$ (319,436)**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Changes in Shareholder's Investment
For the Fiscal Year Ended June 30, 2013

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total Shareholder's Investment
Balance as of July 1, 2012	$ 1	$ 6,999,999	$ (2,137,756)	$ 4,862,244
Net loss	-	-	(319,436)	(319,436)
Balance as of June 30, 2013	**$ 1**	**$ 6,999,999**	**$ (2,457,192)**	**$ 4,542,808**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2013

Cash Flows from Operating Activities:		
Net loss	$	(319,436)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		(6,127)
Changes in assets and liabilities:		
Decrease in security deposits		16,353
Increase in receivable from Parent		(168,769)
Increase in accounts payable and accrued liabilities		278,683
Decrease in payable to Parent		(200,672)
Net cash used in operating actitivities		**(399,968)**
Net decrease in cash		(399,968)
Cash, beginning of period		4,478,109
Cash, end of period	**$**	**4,078,141**

See accompanying notes to financial statements.

Towers Watson Capital Markets, Inc.
Notes to Financial Statements
June 30, 2013

1) Organization and Nature of Operations

Towers Watson Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Towers Watson, & Co. (Towers Watson or the Parent), is a broker and dealer of securities. Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The Company offers services in risk securitization and financial risk transfer transactions, and asset risk management. The Company's fiscal year ends on June 30.

Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Security and Clearing Deposits

Clearing deposits held at June 30, 2013 represent an amount paid by the Company to Pershing LLC (Pershing) for the use of Pershing's securities clearance and settlement services. Pursuant to exemption (k)(2)(ii) of Rule 15c3-3, the Customer Protection Rule, the Company is exempt from holding capital against customer deposits since it clears all customer transactions through another broker-dealer (Pershing) on a fully-disclosed basis. As part of the agreement with Pershing, the Company is required to pay a minimum of $37,500 per quarter or the total of the fees charged for each transaction, whichever is greater. Prior to January 1, 2013, this amount was $25,000 per quarter. In addition, the Company has a clearing deposit with Pershing of $500,009. The clearing deposit acts as collateral against the Company defaulting on Pershing's bills and is refundable to the Company at the end of the contract. As of June 30, 2013, the Company had security deposits of $1,153 and clearing deposits of $500,009 held by Pershing.

Fair Value of Financial Instruments

The carrying amount of our cash, security deposits, clearing deposits, receivable from Parent, accounts payable and payable to Parent approximate fair value because of the short term maturity and/or liquidity of those instruments.

Revenue Recognition

Commissions – Compensation for investment trades executed on behalf of clients is earned on a trade-date basis. Commissions are calculated as stipulated in the contracts with our clients, either on an agreed upon rate or as the difference between the buyer and seller price for trades executed for clients.

Reimbursed client expenses – The Company supports Towers Watson in providing risk securitization and financial risk transfer transactions, and asset risk management services to clients. As a result, the Company incurs client expenses that are reimbursed by Towers Watson. These reimbursed client expenses are recorded as revenue and the expenses are included in general and administrative expenses or professional and

subcontracted services in the accompanying statement of operations. The revenue associated with these reimbursements is recorded when the invoices for these expenses are received, approved and processed for payment, by the Company, which is the point at which Towers Watson becomes obligated to reimburse the Company under a written intercompany agreement. Included in professional and subcontracted services is approximately $267,000 related to a risk-linked transaction that will be recorded as reimbursed client expenses during the fiscal year ended June 30, 2014.

The Company accounts for reimbursed expenses as revenue since the Company is the primary obligor with respect to purchasing the goods and services, the Company has discretion in selecting the supplier, and bears the credit risk for purchasing the goods and services.

Interest Income

Interest income includes interest on cash held by the Company.

Income Taxes

The Company follows an asset and liability approach for the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. The Company had a ratio of aggregate indebtedness to net capital of approximately .16 to 1 as of June 30, 2013, and exceeded the net capital requirement of $42,876. Aggregate indebtedness and net capital, as defined, were $643,139 and $3,892,135, respectively, at June 30, 2013.

4) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(ii) of Rule 15c3-3.

5) Related Parties

Towers Watson pays certain direct expenses on behalf of the Company. Total direct expenses charged to the Company from Towers Watson for the fiscal year ended June 30, 2013 were $318,753 and are classified within compensation and benefits expenses, general and administrative expenses and professional and subcontracted services expenses on the accompanying statement of operations. These direct expenses

include charges under a service level agreement, compensation and benefit charges for employees who work for the Company, and other miscellaneous expenses. These charges are settled at least quarterly.

Receivables from Parent include various amounts receivable from Towers Watson which will be settled separately from the Payable to Parent. These amounts include a current tax receivable (see Note 6), $82,136 of commissions and $358,631 related to reimbursed client expenses paid by the Company. Both the commissions and the reimbursed client expenses are part of a co-sourced arrangement with Towers Watson. In accordance with the terms of the arrangement, these amounts were paid or will be paid by the client to Towers Watson who will in turn remit them to the Company.

6) Income Taxes

Components of income tax (benefit) expense for the fiscal year ended June 30, 2013 was as follows:

Current tax benefit:		
Federal	$	(165,877)
State		-
	$	(165,877)
Deferred tax expense:		
Federal	$	(6,127)
State		-
		(6,127)
Total provision for income taxes	$	(172,004)

The income of the Parent and all of its domestic subsidiaries, including the Company, are included in the filing of a consolidated federal tax return, however the Company files a separate state tax return. The Company's share of the consolidated income taxes is determined using a modified "separate-return" approach. Under this method of allocation, the Company determines current and deferred tax expense or benefit for the period as if the Company was filing a separate tax return. The Company's policy is to recognize a current income tax benefit for federal net operating losses when generated as these losses are utilized by the Parent and domestic subsidiaries. The net current federal tax benefit resulting from taxable losses incurred by the Company are recognized as a net income tax receivable from the Parent. The income tax receivable from the Parent totaled $165,877 at June 30, 2013.

There were no deferred tax assets or liabilities recorded as of June 30, 2013 in the accompanying statement of financial condition. The Company has state deferred tax assets (net of federal benefit) in the amount of $126,345, primarily related to state tax loss carryforwards, for which the Company has established a full valuation allowance. The realizability of deferred tax assets is dependent upon various factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities, and tax planning strategies.

Towers Watson Capital Markets, Inc.
June 30, 2013

Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital - Total shareholder's investment qualified for net capital	$	4,542,808
Deductions and or charges:		
Non-allowable assets - Unsecured receivables		607,797
Net capital before haircuts on securities positions (tentative net capital)	$	3,935,011
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1:		-
Net capital	$	3,935,011

Computation of Aggregate Indebtedness

Aggregate indebtedness:		
Accounts payable and accrued liabilties	$	555,095
Payable to Parent		88,044
Total aggregate indebtedness	$	643,139

Computation of Basic Net Capital Requirement

Minimum capital required to be maintained (6-2/3% of aggregate indebtedness)	$	42,876
Net capital in excess of requirements	$	3,892,135
Ratio of aggregate indebtedness to net capital		0.16

Reconciliation between the net capital as computed above and that originally reported by the Company in its unaudited Part II of Form X-17A-5

Net capital, as reported in the Company's unaudited FOCUS Report	$	3,928,604
Decrease in shareholder's investment		(109,693)
Decrease in unsecured receivables		116,100
Net capital per above	$	3,935,011

Deloitte.

Deloitte & Touche LLP
1750 Tysons Blvd.
Suite 800
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400

www.deloitte.com

August 15, 2013

To the Board of Directors and Shareholder of
Towers Watson Capital Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements of Towers Watson Capital Markets, Inc. (the "Company") as of and for the year ended June 30, 2013 (on which we issued our report dated August 15, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
1750 Tysons Blvd.
Suite 800
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400

www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
Towers Watson Capital Markets, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Towers Watson Capital Markets, Inc. ("The Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting that the Company has not made the assessment payment to SIPC as of the date of this letter but plans to do so within 60 days after the Company's year-end.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

August 15, 2013